UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): July 24, 2003



THE TITAN CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	**1-6035**	**95-2588754**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**3033 Science Park Road
San Diego, California 92121-1199**
(Address of principal executive offices, zip code)

(Registrant's telephone number, including area code) **(858) 552-9500**

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

(c) Exhibits.

99.1   Press Release issued by The Titan Corporation (the "Company") on July 24, 2003.

Item 9. Regulation FD Disclosure.

The information contained in this Item 9 of this Current Report is being furnished pursuant to "Item 12. Results of Operations and Financial Condition" of Form 8-K in accordance with the Securities and Exchange Commission's Release Nos. 33-8216 and 34-47583.

The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

On July 24, 2003, the Company issued a press release announcing its financial results for the second quarter ended June 30, 2003. A copy of the press release is attached as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 11, 2003   THE TITAN CORPORATION

By: /s/ MARK W. SOPP

                 Mark W. Sopp
              Senior Vice President,
              Chief Financial Officer

INDEX TO EXHIBITS

99.1   Press Release issued by the Company on July 24, 2003.



Press Release

Titan Reports Record Quarterly Revenues of $438 Million, up 27%
Pro Forma EPS[1] of $0.18 Exceeds Consensus of $0.15

Company Increases Guidance for 2003, Issues Guidance for 2004

San Diego, CA – July 24, 2003 –The Titan Corporation (NYSE: TTN), today reported results for the second quarter and six months ended June 30, 2003, which reflected strong growth in revenue, operating margins, and earnings per share. The financial results are attached to this release.

Titan reported record quarterly revenues for the second quarter of 2003 of $438 million, an increase of 27% from $346 million in the second quarter of 2002. The increase was a result of 29% organic revenue growth generated by Titan's core national security solutions business.

Net income for the second quarter of 2003 was $5.9 million, or $0.07 per share, compared with a net loss of $11.8 million or ($0.16) per share for the second quarter of 2002. Included in the net income for the second quarter of 2003 is a charge of $12.4 million for debt extinguishment costs and income from discontinued operations of $0.8 million. Included in the net loss for the second quarter of 2002 is a charge of $9.4 million for debt extinguishment costs and a loss from discontinued operations of $16.5 million.

Pro forma net income[1] for the second quarter of 2003 was $14.9 million, or $0.18 per share, compared with $12.8 million, or $0.15 per share, for the second quarter of last year. Pro forma net income in the second quarter of 2003 was up 43% sequentially from pro forma net income of $10.4 million in the first quarter of the year.

---

[1]Pro forma results are from continuing operations and exclude non-cash amortization of purchased intangibles, non-cash deferred compensation, and non-recurring exit, restructuring, and debt extinguishment charges as illustrated in the accompanying financial tables. The Company believes that pro forma operating results are a meaningful measurement of operating performance due to the non-cash nature of the amortization of purchased intangibles and deferred compensation, and the non-recurring nature of exit and restructuring charges. All numbers used in this release are in accordance with Generally Accepted Accounting Principles (GAAP) unless noted as pro forma. A reconciliation between pro forma results and results in accordance with GAAP can be found in tables attached to this release. As required by SFAS No. 145, debt extinguishment charges previously reported as an extraordinary item in the second quarter of 2002 have been reclassified to operating expenses to conform to the current year presentation.

3033 Science Park Road • San Diego, California 92121
(858) 552-9500

Bookings[2] in the second quarter of 2003 totaled $700 million, building backlog to a record $4.65 billion. The book-to-bill ratio for the second quarter was a strong 1.6 to 1.

"Titan is on track for a record year of growth and profits," said Gene W. Ray, Chairman, President and CEO. "We are particularly proud of the 29% year-over-year revenue increase in our core national security business, which now accounts for over 99% of our revenues. We were also able to ramp up quickly on new contracts, which accelerated program execution and revenue growth.

"Our operating margins improved on a pro forma basis to 7.5% in the second quarter, from 6.6% in the first quarter, as a direct result of our focus on operational efficiencies.
In addition, we reduced our Days Sales Outstanding (DSO) to 69 days from 82 days in the prior quarter, which contributed to strong operating cash flow.

"Most important to Titan is our customers' high level of satisfaction, which resulted in Titan being awarded several add-ons to existing contracts as well as several new contract wins. These new wins include a number of substantial, long-term contracts, which we believe will generate sustainable, predictable growth for Titan," added Ray.

Second Quarter 2003 Operational Highlights
The company attributed the revenue growth in large part to the continued ramp-up of its existing large contracts with the intelligence community. In particular, these contracts included the Enterprise Architecture and Decision Support contract with the National Security Agency; the Linguists contract with the Army Intelligence and Security Command; and the Enterprise IT contract with the Special Forces Operational Command. These contracts helped drive the 29% year-over-year organic revenue growth and 16% sequential organic revenue growth in the company's National Security Solutions business.

The Company also recorded increased revenues during the second quarter from a wide range of technical, engineering, systems integration and acquisition support services for all the Armed Services. There was also revenue growth in the Company's Affordable Weapon and X-Craft development contracts with the Office of Naval Research.

---

[2]Bookings are defined as additions to backlog, as calculated under SEC guidelines.

Titan continued to see strong growth in its Homeland Security and Homeland Defense market areas, and the company anticipates additional growth opportunities as a result of significant contracts awarded by the Defense Threat Reduction Agency (DTRA) in the second quarter of 2003.

Additionally, Titan reported that the exit from its former commercial businesses is progressing according to the Company's previously announced plan.

Company Increases Guidance for 2003

The Company is increasing its guidance for fiscal 2003 by announcing that it expects revenue to be between $1.725 billion and $1.775 billion. Earlier guidance had been for revenues in the range of $1.59 billion to $1.61 billion.

The Company is also increasing its guidance by announcing that it expects fiscal 2003 pro forma earnings per share from continuing operations to be $0.70 to $0.72. Previous guidance had been $0.63. GAAP earnings per share, including the charge for debt extinguishment costs of $12.4 million, are expected to be in the range of $0.52 to $0.54. Previous guidance for GAAP earnings per share was $0.46.

Guidance for free cash flow from continuing operations, defined as net cash flow from continuing operations less capital expenditures, remains at $54 million to $64 million.
Cash flow from higher earnings is projected to equally offset use of additional working capital associated with increased revenue.

Guidance for 2004

The Company's guidance for fiscal 2004 revenue is $2.0 billion to $2.1 billion, representing a year-over-year growth rate of 16% to 18%. Earnings per share on a GAAP basis is expected to be in the range of $0.84 to $0.88.

"The improved outlook for the remainder of 2003 and for 2004 reflects our record backlog, large program execution expertise, our bid and proposal pipeline and our proven ability to execute our business development initiatives," Ray said. "In today's environment of continuing geopolitical threats, we believe there will be increasing demand for Titan's proven capabilities in providing National Security Solutions."

Guidance Summary

(in millions except for earnings per share)

	2003	**2004**
Revenues	$1,725 to $1,775	$2,000 to $2,100
Revenue growth rate	24% to 27.5%	16% to 18%
Pro forma EPS	$0.70 to $0.72	$0.87 to $0.91
GAAP EPS	$0.52 to $0.54	$0.84 to $0.88
EBITDA	$142 to $148	$170 to $178
Free cash flow from continuing operations	$54 to $64	$75 to $85

Conference Call

A conference call to discuss these results will be held at 10 a.m. EDT on Thursday, July 24, 2003 (7 a.m. Pacific time), which will also be available, online at www.titan.com.

About Titan

Headquartered in San Diego, The Titan Corporation is a leading provider of National Security Solutions. The company has approximately 11,000 employees and current annualized sales of approximately $1.7 billion.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of such forward looking statements include increased financial guidance for 2003 and initial guidance for 2004, the Company's beliefs and statements regarding that Titan is on track for a record year of growth and profits, that certain new Titan contracts will generate sustainable and predictable growth for Titan and will provide the company with additional opportunities to continue to grow our revenues, and revenue, EPS, EBITDA, free cash flow and days sales outstanding guidance. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include the risks associated with the Company's dependence on continued funding of U.S. Department of Defense and federal civilian agency programs, contract termination risks, risks associated with acquiring other companies, including integration risks, risks associated with the spin-off of SureBeam, risks associated with selling and/or winding down our discontinued operations, and other risks described in the Company's Securities and Exchange Commission filings.

Media Contact:

Wil Williams, Vice President Corporate Communications

(858) 552-9724 or wwilliams@titan.com

Investor Relations Contact:

Laura Catalino, Vice President Investor Relations

(858) 552-9848 or invest@titan.com

THE TITAN CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,	
	2003	**2002**	**2003**	**2002**
Revenues	$ 437,680	$ 345,631	$ 815,560	$ 659,979
Costs and expenses:				
Cost of revenues	365,288	276,759	680,564	530,184
Selling, general and administrative	37,379	39,345	72,828	71,652
Research and development	2,356	650	4,724	3,097
Amortization of purchased intangibles	1,058	1,294	2,286	2,667
Deferred compensation	2,840	1,438	5,680	2,411
Exit and restructuring charges and other	—	1,833	—	3,319
Total costs and expenses	408,921	321,319	766,082	613,330
Operating profit	28,759	24,312	49,478	46,649
Interest expense—net	(7,864)	(7,570)	(15,351)	(15,757)
Debt extinguishment costs	(12,423)	(9,435)	(12,423)	(9,435)
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	8,472	7,307	21,704	21,457
Income tax provision	3,389	2,553	8,682	8,790
Income from continuing operations before cumulative effect of change in accounting principle	5,083	4,754	13,022	12,667
Income (loss) from discontinued operations, net of tax benefit	782	(16,521)	(156)	(17,947)
Income (loss) before cumulative effect of change in accounting principle	5,865	(11,767)	12,866	(5,280)
Cumulative effect of change in accounting principle, net of tax benefit (discontinued operations)	—	—	—	(40,111)
Net income (loss)	5,865	(11,767)	12,866	(45,391)
Dividend requirements on preferred stock	(172)	(173)	(344)	(345)
Net income (loss) applicable to common stock	$ 5,693	$ (11,940)	$ 12,522	$ (45,736)
Basic earnings (loss) per share:				
Income from continuing operations before cumulative effect of change in accounting principle	$ 0.06	$ 0.06	$ 0.16	$ 0.17
Income (loss) from discontinued operations, net of tax benefit	0.01	(0.21)	—	(0.24)
Cumulative effect of change in accounting principle, net of tax benefit (discontinued operations)	—	—	—	(0.54)
Net income (loss)	$ 0.07	$ (0.15)	$ 0.16	$ (0.61)
Weighted average shares	79,258	77,119	78,947	73,981
Diluted earnings (loss) per share:				
Income from continuing operations before cumulative effect of change in accounting principle	$ 0.06	$ 0.05	$ 0.16	$ 0.13
Income (loss) from discontinued operations, net of tax benefit	0.01	(0.21)	—	(0.24)
Cumulative effect of change in accounting principle, net of tax benefit (discontinued operations)	—	—	—	(0.53)
Net income (loss)	$ 0.07	$ (0.16)	$ 0.16	$ (0.64)
Weighted average shares	81,372	78,528	81,329	75,476

-more-


THE TITAN CORPORATION
PRO FORMA CONSOLIDATED STATEMENTS OF CONTINUING OPERATIONS
EXCLUDING DEBT EXTINGUISHMENT COSTS,
EXIT AND RESTRUCTURING CHARGES AND OTHER,
AMORTIZATION OF PURCHASED INTANGIBLES, DEFERRED COMPENSATION,
AND THE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE
(Unaudited)
(in thousands, except per share data)


	Three months ended June 30,		Six months ended June 30,	
	2003	**2002**	**2003**	**2002**
Revenues	$ 437,680	$ 345,631	$ 815,560	$ 659,979
Costs and expenses:				
Cost of revenues	365,288	276,759	680,564	530,184
Selling, general and administrative	37,379	39,345	72,828	71,652
Research and development	2,356	650	4,724	3,097
Total costs and expenses	405,023	316,754	758,116	604,933
Operating profit	32,657	28,877	57,444	55,046
Interest expense—net	(7,864)	(7,570)	(15,351)	(15,757)
Income before income taxes	24,793	21,307	42,093	39,289
Income tax provision	9,917	8,523	16,837	15,716
Net income	14,876	12,784	25,256	23,573
Dividend requirements on preferred stock	(172)	(173)	(344)	(345)
Net income applicable to common stock	$ 14,704	$ 12,611	$ 24,912	$ 23,228
Basic earnings per share:				
Net income	$ 0.19	$ 0.16	$ 0.32	$ 0.31
Weighted average shares	79,258	77,119	78,947	73,981
Diluted earnings per share:				
Net income	$ 0.18	$ 0.15	$ 0.31	$ 0.28
Weighted average shares	81,372	78,528	81,329	75,476

The above pro forma amounts have been adjusted to eliminate debt
extinguishment costs, exit and restructuring charges and other,
amortization of purchased intangibles, deferred compensation, and the
cumulative effect of change in accounting principle, net of the related tax
benefit. This pro forma information is not prepared in accordance with
generally accepted accounting principles.

-more-

THE TITAN CORPORATION
RECONCILIATION OF GAAP CONSOLIDATED STATEMENTS OF OPERATIONS TO
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(in thousands, except per share data)

	Three months ended June 30, 2003		Six months ended June 30, 2003	
	GAAP	**PRO FORMA**	**GAAP**	**PRO FORMA**
Revenues	$ 437,680	$ 437,680	$ 815,560	$ 815,560
Costs and expenses:				
Cost of revenues	365,288	365,288	680,564	680,564
Selling, general and administrative	37,379	37,379	72,828	72,828
Research and development	2,356	2,356	4,724	4,724
Amortization of purchased intangibles	1,058	—	2,286	—
Deferred compensation	2,840	—	5,680	—
Total costs and expenses	408,921	405,023	766,082	758,116
Operating profit	28,759	32,657	49,478	57,444
Interest expense—net	(7,864)	(7,864)	(15,351)	(15,351)
Debt extinguishment costs	(12,423)	—	(12,423)	—
Income from continuing operations before income taxes	8,472	24,793	21,704	42,093
Income tax provision	3,389	9,917	8,682	16,837
Income from continuing operations	5,083	14,876	13,022	25,256
Income (loss) from discontinued operations, net of tax benefit	782	—	(156)	—
Net income	5,865	14,876	12,866	25,256
Dividend requirements on preferred stock	(172)	(172)	(344)	(344)
Net income applicable to common stock	$ 5,693	$ 14,704	$ 12,522	$ 24,912
Basic earnings per share:				
Income from continuing operations	$ 0.06	$ 0.19	$ 0.16	$ 0.32
Income (loss) from discontinued operations, net of tax benefit	0.01	—	—	—
Net income	$ 0.07	$ 0.19	$ 0.16	$ 0.32
Weighted average shares	79,258	79,258	78,947	78,947
Diluted earnings per share:				
Income from continuing operations	$ 0.06	$ 0.18	$ 0.16	$ 0.31
Income (loss) from discontinued operations, net of tax benefit	0.01	—	—	—
Net income	$ 0.07	$ 0.18	$ 0.16	$ 0.31
Weighted average shares	81,372	81,372	81,329	81,329

The above pro forma amounts have been adjusted to eliminate debt extinguishment costs, exit and restructuring charges and other, amortization of purchased intangibles, and deferred compensation. The pro forma information is not prepared in accordance with generally accepted accounting principles.

-more-

THE TITAN CORPORATION
RECONCILIATION OF GAAP CONSOLIDATED STATEMENTS OF OPERATIONS TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(in thousands, except per share data)

	Three months ended June 30, 2002		Six months ended June 30, 2002	
	GAAP	PRO FORMA	GAAP	PRO FORMA
Revenues	$ 345,631	$ 345,631	$ 659,979	$ 659,979
Costs and expenses:				
Cost of revenues	276,759	276,759	530,184	530,184
Selling, general and administrative	39,345	39,345	71,652	71,652
Research and development	650	650	3,097	3,097
Amortization of purchased intangibles	1,294	—	2,667	—
Deferred compensation	1,438	—	2,411	—
Exit and restructuring charges and other	1,833	—	3,319	—
Total costs and expenses	321,319	316,754	613,330	604,933
Operating profit	24,312	28,877	46,649	55,046
Interest expense—net	(7,570)	(7,570)	(15,757)	(15,757)
Debt extinguishment costs	(9,435)	—	(9,435)	—)
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	7,307	21,307	21,457	39,289
Income tax provision	2,553	8,523	8,790	15,716
Income from continuing operations before cumulative effect of change in accounting principle	4,754	12,784	12,667	23,573
Loss from discontinued operations, net of tax benefit	(16,521)	—	(17,947)	—
Income (loss) before cumulative effect of change in accounting principle	(11,767)	12,784	(5,280)	23,573
Cumulative effect of change in accounting principle, net of tax benefit (discontinued operations)	—	—	(40,111)	—
Net income (loss)	(11,767)	12,784	(45,391)	23,573
Dividend requirements on preferred stock	(173)	(173)	(345)	(345)
Net income (loss) applicable to common stock	$ (11,940)	$ 12,611	$ (45,736)	$ 23,228
Basic earnings (loss) per share:				
Income from continuing operations before cumulative effect of change in accounting principle	$ 0.06	$ 0.16	$ 0.17	$ 0.31
Loss from discontinued operations, net of tax benefit	(0.21)	—	(0.24)	—
Cumulative effect of change in accounting principle, net of tax benefit (discontinued operations)	—	—	(0.54)	—
Net income (loss)	$ (0.15)	$ 0.16	$ (0.61)	0.31
Weighted average shares	77,119	77,119	73,981	73,981
Diluted earnings (loss) per share:				
Income from continuing operations before cumulative effect of change in accounting principle	$ 0.05	$ 0.15	$ 0.13	$ 0.28
Loss from discontinued operations, net of tax benefit	(0.21)	—	(0.24)	—
Cumulative effect of change in accounting principle, net of tax benefit (discontinued operations)	—	—	(0.53)	—
Net income (loss)	$ (0.16)	$ 0.15	$ (0.64)	$ 0.28
Weighted average shares	78,528	78,528	75,476	75,476

The above pro forma amounts have been adjusted to eliminate debt extinguishment costs, exit and restructuring charges and other, amortization of purchased intangibles, deferred compensation and the cumulative effect of a change in accounting principle, net of the related tax benefits. The variance in the GAAP and pro forma income tax rates is a result of non-deductible items for the amortization of purchased intangibles, deferred compensation and acquisition and integration related charges and other. The pro forma information is not prepared in accordance with generally accepted accounting principles.

-more-

THE TITAN CORPORATION
SELECTED CONSOLIDATED FINANCIAL DATA
(Unaudited)
(in thousands)

	As of 6/30/03	As of 3/31/03
Cash and cash equivalents	$ 23,628	$ 36,311
Accounts receivable - net	330,321	340,714
Inventories	25,161	31,383
Current portion of amounts outstanding under line of credit	3,500	3,500
Long-term portion of amounts outstanding under line of credit	383,875	344,750
Stockholders' equity	335,528	326,799

-end-